CERTIFICATE OF AMENDMENT

TO

CERTIFICATE OF TRUST

OF

JENNISON 20/20 FOCUS FUND

This Certificate of amendment to Certificate of Trust of Jennison 20/20 Focus Fund (the "Trust") is being executed for the purpose of amending the Certificate of Trust of the Trust filed with the Office of the Secretary of State of the State of Delaware (the "State Office") on December 18, 1997 pursuant to the Delaware Statutory Trust Act, 12 Del.C. §§ 3801 et seq.

The undersigned hereby certifies as follows:

1.	The name of the Trust is Jennison 20/20 Focus Fund.

2.	The name of the Trust is hereby changed to Prudential Jennison 20/20 Focus Fund.

3.	The foregoing amendment to the Certificate of Trust shall become effective on February 16, 2010.

IN WITNESS WHEREOF, the undersigned, being a trustee of the Trust, has duly executed this Certificate of Amendment to Certificate of Trust.

TRUSTEE:

/s/ Judy A. Rice
Judy A. Rice, Trustee and President
February 3, 2010